EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on August 12, 2025 with the Philippine Stock Exchange and on August 13, 2025 with the Philippine Securities and Exchange Commission in relation to the approval by the Board of Directors of the Company for PLDT’s subscription to additional common shares in Kayana Solutions Inc.	6

August 12, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with the PSE’s letter dated October 1, 2024, we submit herewith PSE Form 4-2 in relation to the approval by the Board of Directors of PLDT Inc. (“PLDT”) for PLDT’s subscription to additional common shares in Kayana Solutions Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of July 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 12, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares of Another Corporation

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Approval by the Board of Directors of PLDT Inc. (“PLDT”) of PLDT’s subscription to additional common shares in Kayana Solutions Inc. (“Kayana”).
Background/Description of the Disclosure

On August 12, 2025, the PLDT Board of Directors approved PLDT’s subscription of 594,000,000 additional common shares in Kayana, subject to execution of the relevant subscription agreement. Kayana is a data-powered digital experience company that harnesses the data assets of the MVP Group to deliver a superior and hyper-personalized customer experience backed by insights that can pave the way for a radical change in customer engagement across the MVP Group.

Currently, Kayana is 45%-owned by PLDT, 27.5%-owned by Manila Electric Company (“Meralco”), and 27.5%-owned by Metro Pacific Investments Corporation (“MPIC”).
After the completion of PLDT’s additional investment, PLDT’s equity ownership in Kayana will remain at 45%.

Date of Approval by Board of Directors
August 12, 2025
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction
PLDT’s additional investment in Kayana is part of a collective effort to drive new opportunities for growth and value within the MVP Group.
Details of the Acquisition
Date	TBA
Manner
Please refer to “Background/Description of the Disclosure”.
Description of the company to be acquired
Please refer to “Background/Description of the Disclosure”.
Number of shares to be acquired
PLDT will acquire 594,000,000 additional common shares in Kayana, subject to execution of the relevant subscription agreement.

Percentage to the total outstanding shares of the company subject of the transaction
The 594,000,000 additional common shares to be acquired by PLDT represent approximately 18% of the total outstanding common shares of Kayana.
Price per share
The purchase price per share is Php1.00.
Nature and amount of consideration given or received
The total subscription price is Php594,000,000.00, payment of which shall be made on a date to be agreed upon by the parties.
Principle followed in determining the amount of consideration
The price per share is based on its par value of Php1.00 per share.
Terms of payment
The subscription price shall be paid on a date to be agreed upon by the parties.
Conditions precedent to closing of the transaction, if any
None.
Any other salient terms
None.
Identity of the person(s) from whom the shares were acquired or to whom they were sold
The 594,000,000 additional common shares will be issued by Kayana.
Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates

Mr. Victorico P. Vargas is the Chairman of Kayana. He is the Leadership Transition Officer of PLDT.

Mr. Joseph Ian G. Gendrano is the President and Chief Executive Officer of Kayana. He is a Senior Vice President of PLDT.

Ms. Anna Karina V. Rodriguez is the Chief Financial Officer of Kayana. She is a First Vice President of PLDT.

Effect(s) on the business, financial condition and operations of the Issuer, if any

None.
Other Relevant Information
None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : August 13, 2025